UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
(Signature)
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: February 14, 2018

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months and nine months ended December 31, 2017 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2017	December 31, 2017
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	¥376,195	¥349,684
Short-term investments in debt securities (Notes 4 and 5)	84,703	55,530
Other short-term investments (Note 4)	212,668	234,898
Trade receivables
Notes	28,370	24,141
Accounts	291,485	308,250
Less allowances for doubtful accounts and sales returns	(5,593)	(5,477)

	314,262	326,914
Inventories (Note 6)	331,155	407,988
Other current assets (Notes 5, 7 and 10)	119,714	127,846

Total current assets	1,438,697	1,502,860

Investments and advances:
Long-term investments in debt and equity securities (Notes 4 and 5)	1,130,756	1,094,703
Other long-term investments (Notes 4, 5 and 10)	22,246	26,492

Total investments and advances	1,153,002	1,121,195
Property, plant and equipment:
Land	59,963	60,962
Buildings	351,431	363,324
Machinery and equipment	841,973	890,882
Construction in progress	14,097	22,592
Less accumulated depreciation	(1,000,860)	(1,043,330)

Total property, plant and equipment	266,604	294,430
Goodwill (Note 3)	110,470	142,114
Intangible assets (Note 3)	61,235	68,577
Other assets	80,462	72,407

Total assets	¥3,110,470	¥3,201,583

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2017	December 31, 2017
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥191	¥155
Current portion of long-term debt (Note 5)	8,235	8,916
Trade notes and accounts payable	129,460	159,353
Other notes and accounts payable (Note 10)	60,881	63,937
Accrued payroll and bonus	62,868	55,691
Accrued income taxes	15,707	15,679
Other accrued liabilities (Note 10)	51,062	53,363
Other current liabilities (Notes 5 and 7)	36,257	49,903

Total current liabilities	364,661	406,997
Non-current liabilities:
Long-term debt (Note 5)	16,409	18,046
Accrued pension and severance liabilities (Note 8)	31,720	32,165
Deferred income taxes	258,859	245,089
Other non-current liabilities	19,912	27,205

Total non-current liabilities	326,900	322,505

Total liabilities	691,561	729,502
Commitments and contingencies (Note 10)
Equity:
Kyocera Corporation’s shareholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	165,230	165,000
Retained earnings	1,638,116	1,684,258
Accumulated other comprehensive income (Note 12)	447,479	453,381
Common stock in treasury, at cost	(32,309)	(32,339)

Total Kyocera Corporation’s shareholders’ equity	2,334,219	2,386,003
Noncontrolling interests	84,690	86,078

Total equity (Note 11)	2,418,909	2,472,081

Total liabilities and equity	¥3,110,470	¥3,201,583

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Nine months ended December 31,
	2016	2017
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,014,628	¥1,145,016
Cost of sales (Note 8)	751,398	829,709

Gross profit	263,230	315,307
Selling, general and administrative expenses (Notes 3, 8 and 13)	196,128	206,323

Profit from operations	67,102	108,984

Other income (expenses):
Interest and dividend income (Note 4)	30,904	38,625
Interest expense	(566)	(983)
Foreign currency transaction gains, net (Note 7)	553	111
Gains on sales of securities, net	103	400
Other, net	610	(2,273)

Total other income (expenses)	31,604	35,880

Income before income taxes	98,706	144,864
Income taxes (Note 9)	24,235	53,256

Net income	74,471	91,608
Net income attributable to noncontrolling interests	(3,619)	(1,341)

Net income attributable to Kyocera Corporation’s shareholders	¥70,852	¥90,267

Per share information (Note 15):
Net income attributable to Kyocera Corporation’s shareholders:
Basic	¥192.88	¥245.49
Diluted	192.88	245.49
Average number of shares of common stock outstanding:
Basic	367,334	367,710
Diluted	367,334	367,710

The accompanying notes are an integral part of these statements.

	Three months ended December 31,
	2016	2017
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥361,385	¥406,671
Cost of sales (Note 8)	263,349	296,518

Gross profit	98,036	110,153
Selling, general and administrative expenses (Notes 3, 8 and 13)	64,719	70,674

Profit from operations	33,317	39,479

Other income (expenses):
Interest and dividend income (Note 4)	15,001	17,794
Interest expense	819	(327)
Foreign currency transaction gains (losses), net (Note 7)	791	(39)
Gains on sales of securities, net	—	11
Other, net	200	106

Total other income (expenses)	16,811	17,545

Income before income taxes	50,128	57,024
Income taxes (Note 9)	13,933	30,213

Net income	36,195	26,811
Net income attributable to noncontrolling interests	(1,496)	2,069

Net income attributable to Kyocera Corporation’s shareholders	¥34,699	¥28,880

Per share information (Note 15):
Net income attributable to Kyocera Corporation’s shareholders:
Basic	¥94.36	¥78.54
Diluted	94.36	78.54
Average number of shares of common stock outstanding:
Basic	367,715	367,708
Diluted	367,715	367,708

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Nine months ended December 31,
	2016	2017
	(Yen in millions)
Net income	¥74,471	¥91,608

Other comprehensive income—net of taxes
Net unrealized losses on securities (Notes 4, 11 and 12)	(9,529)	(15,547)
Net unrealized losses on derivative financial instruments (Notes 7, 11 and 12)	(207)	(52)
Pension liability adjustment (Notes 8, 11 and 12)	(597)	(1,967)
Foreign currency translation adjustments (Notes 11 and 12)	2,656	25,645

Total other comprehensive income	(7,677)	8,079

Comprehensive income	66,794	99,687
Comprehensive income attributable to noncontrolling interests	(4,351)	(3,544)

Comprehensive income attributable to Kyocera Corporation’s shareholders	¥62,443	¥96,143

The accompanying notes are an integral part of these statements.

	Three months ended December 31,
	2016	2017
	(Yen in millions)
Net income	¥36,195	¥26,811

Other comprehensive income—net of taxes
Net unrealized losses on securities (Notes 4 and 12)	(29,189)	(31,553)
Net unrealized losses on derivative financial instruments (Notes 7 and 12)	(235)	(60)
Pension liability adjustment (Notes 8 and 12)	(1,992)	(849)
Foreign currency translation adjustments (Note 12)	65,732	5,578

Total other comprehensive income	34,316	(26,884)

Comprehensive income	70,511	(73)
Comprehensive income attributable to noncontrolling interests	(9,995)	1,684

Comprehensive income attributable to Kyocera Corporation’s shareholders	¥60,516	¥1,611

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine months ended December 31,
	2016	2017
	(Yen in millions)
Cash flows from operating activities:
Net income	¥74,471	¥91,608
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	55,688	58,363
Provision for doubtful accounts and loss on bad debts	857	206
Write-down of inventories	6,473	6,005
Deferred income taxes	(843)	5,038
Gains on sales of securities, net	(103)	(400)
Gains on sales of property, plant and equipment, net	(793)	(1)
Foreign currency adjustments	(2,890)	(2,098)
Change in assets and liabilities:
Decrease (increase) in receivables	(2,935)	9,617
Increase in inventories	(34,863)	(65,577)
Decrease (increase) in other current assets	8,989	(3,716)
Increase (decrease) in notes and accounts payable	(10,379)	3,679
Increase (decrease) in accrued income taxes	(11,495)	7,555
Increase in other current liabilities	16,451	1,787
Decrease in other non-current liabilities	(1,913)	(1,836)
Other, net	(1,501)	2,695

Net cash provided by operating activities	95,214	112,925

Cash flows from investing activities:
Payments for purchases of held-to-maturity securities	(85,225)	(26,055)
Payments for purchases of other securities	(2,581)	(4,934)
Proceeds from sales of available-for-sale securities	167	545
Proceeds from maturities of held-to-maturity securities	91,828	69,099
Acquisitions of businesses, net of cash acquired (Note 3)	(19,691)	(52,718)
Payments for purchases of property, plant and equipment	(52,491)	(56,575)
Payments for purchases of intangible assets	(4,621)	(5,433)
Proceeds from sales of property, plant and equipment	2,411	920
Acquisition of time deposits and certificate of deposits	(325,119)	(349,019)
Withdrawal of time deposits and certificate of deposits	297,666	328,623
Other, net	(1,076)	222

Net cash used in investing activities	(98,732)	(95,325)

Cash flows from financing activities:
Decrease in short-term borrowings, net	(4,716)	(3,240)
Proceeds from issuance of long-term debt	7,252	7,447
Payments of long-term debt	(8,741)	(8,149)
Dividends paid	(38,476)	(46,127)
Purchases of noncontrolling interests	(1,942)	(450)
Other, net	(167)	(485)

Net cash used in financing activities	(46,790)	(51,004)

Effect of exchange rate changes on cash and cash equivalents	7,014	6,893

Net decrease in cash and cash equivalents	(43,294)	(26,511)
Cash and cash equivalents at beginning of period	374,020	376,195

Cash and cash equivalents at end of period	¥330,726	¥349,684

The accompanying notes are an integral part of these statements.

NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. ACCOUNTING PRINCIPLES, PROCEDURES AND FINANCIAL STATEMENTS’ PRESENTATION

In December 1975, Kyocera Corporation registered its common stock and American Depository Receipts (“ADRs”) with the United States Securities and Exchange Commission (“SEC”). In May 1980, Kyocera listed its ADRs on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (“Kyocera”) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue recognition

Kyocera adopts the Financial Accounting Standards Board (“FASB”)‘s Accounting Standards Codification (“ASC”) 605, “Revenue Recognition.” Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Goodwill and other intangible assets

Kyocera adopts ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(3) Lease accounting

Kyocera adopts ASC 840, “Leases.” Kyocera classifies a lease as an operating or a capital lease, and records all capital leases as an asset and an obligation.

(4) Benefit plans

Kyocera adopts ASC 715, “Compensation—Retirement Benefits.” Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(5) Unused compensated absence

Kyocera adopts ASC 710, “Compensation—General.” Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(6) Income taxes

Kyocera adopts ASC 740, “Income Taxes.” Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Kyocera records the effect of a change in tax law or rates as a component of income tax provision, including the changes in the deferred tax assets and liabilities related to accumulated other comprehensive income.

(7) Stock issuance costs

Stock issuance costs, net of taxes are deducted from additional paid-in capital.

2. SUMMARY OF ACCOUNTING POLICIES

(1) Basis of consolidation and accounting for investments in affiliated companies

The quarterly consolidated financial statements include the accounts of Kyocera Corporation, its subsidiaries in which Kyocera has a controlling financial interest and variable interest entities for which Kyocera is the primary beneficiary under ASC 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and investments in variable interest entities, for which Kyocera is not the primary beneficiary but has a significant influence to, are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies. These variable interest entities do not have material impacts on Kyocera’s consolidated result of operations, financial condition and cash flows.

(2) Revenue recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following reporting segments: 1) Industrial & Automotive Components Group, 2) Semiconductor Components Group, 3) Electronic Devices Group, 4) Communications Group, 5) Document Solutions Group and 6) Life & Environment Group.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with exception of sales of information equipment in the Document Solutions Group and solar power generating systems in the Life & Environment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera has no further obligations under the contracts and all revenue recognition criteria under ASC 605, “Revenue Recognition” are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Document Solutions Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Devices Group as noted below.

Sales Incentives

In the Electronic Devices Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, “Products” an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results have historically approximated its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, “Revenue Recognition” at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, “Products” Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results have historically approximated its estimates.

Sales Rebates

In the case of sales to distributors in the Industrial & Automotive Components Group and Document Solutions Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50, “Customer Payments and Incentives.”

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience with consideration given to the expected level of future warranty costs.

In the Document Solutions Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and cash equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents accounted for under ASC 305, “Cash and Cash Equivalents.”

(4) Translation of foreign currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods accounted for under ASC 830, “Foreign Currency Matters.” Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowance for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral.

(6) Inventories

Inventories are accounted for under ASC 330, “Inventory.” Inventories are stated at the lower of cost and net realizable value. The remaining balance of raw materials to be purchased under the long term purchase agreements are also stated at the lower of cost and net realizable value.

For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method.

Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method in accordance with ASC 325, “Investments—Other.”

Kyocera evaluates whether the declines in fair value of securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted for by the equity method for impairment in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

(8) Property, plant and equipment and depreciation

Property, plant and equipment are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expenses in the period incurred. When assets are sold or otherwise disposed of, the gains or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the period of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and other intangible assets

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Customer relationships	3 to 20 years
Software	2 to 15 years
Patent rights	2 to 20 years
Trademarks	2 to 21 years
Non-patent technology	5 to 20 years

(10) Impairment of long-lived assets

Impairment of long-lived assets which include intangible assets with definite useful lives is accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

In the case that their carrying amounts are considered unrecoverable and exceed their fair value, its exceeded amount is recognized as the impairment loss. The fair value is determined using the expected discounted cash flows gained from them directly.

(11) Derivative financial instruments

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts. However, changes in fair value of most of the foreign currency forward contracts are recorded in income without applying hedge accounting as it is expected that such changes will be offset by corresponding gains or losses of the underlying hedged assets and liabilities. Kyocera’s affiliate accounted for by the equity method designates certain interest rate swaps with applying hedge accounting to this transaction.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not a highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

(12) Commitments and contingencies

Commitments and contingencies are accounted for under ASC 450, “Contingencies.” Liabilities for loss contingencies are recorded when analysis indicates that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. Legal costs are accrued as incurred.

(13) Stock-based compensation

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the quarterly consolidated financial statements based on the grant date fair value over the measurement method.

(14) Net income attributable to Kyocera Corporation’s shareholders

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to Kyocera Corporation’s shareholders is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to Kyocera Corporation’s shareholders is computed based on the diluted average number of shares of stock outstanding during each period.

(15) Research and development expenses and advertising expenses

Research and development expenses are accounted for under ASC 730, “Research and Development,” and charged to expense as incurred. Advertising expenses are accounted for under ASC 720-35, “Other Expenses—Advertising Costs,” and charged to expense as incurred.

(16) Use of estimates

The preparation of the quarterly consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the quarterly consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(17) Recently adopted accounting standards

On April 1, 2017, Kyocera adopted Accounting Standards Update (“ASU”) No. 2016-07, “Investments—Simplifying the Transition to the Equity Method of Accounting.” The accounting standard eliminates the requirement to retroactively adopt the equity method of accounting when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(18) Recently issued accounting standards to be adopted in the future

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” This accounting standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The two permitted transition methods under the standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented and the cumulative effect of applying the standard would be recognized at the earliest period shown, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. This accounting standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

1. Contracts with customers–including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations (including the transaction price allocated to the remaining performance obligations)

2. Significant judgments and changes in judgments–determining the timing of satisfaction of performance obligations (over time or at a point in time), and determining the transaction price and amounts allocated to performance obligations

3. Assets recognized from the costs to obtain or fulfill a contract.

Furthermore, in August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers—Deferral of the Effective Date.” This accounting standard defers the effective date of ASU No. 2014-09 for all entities by one year. As a result, ASU No. 2014-09 will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Kyocera is currently in the assessment phase of implementing these standards. Kyocera has reviewed, and is continuing to review, Kyocera’s contracts with customers to identify performance obligations and the associated transaction price and timing of revenue recognition in accordance with ASU No. 2014-09. Kyocera continues the analysis of the impact on its consolidated financial statements and related disclosures and evaluates that these accounting standards will have on its consolidated results of operations, financial position and cash flows.

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” The amendments in this accounting standard address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This accounting standard includes the requirement that equity securities be measured at fair value with changes in the fair value recognized through net income. This accounting standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Kyocera currently has equity securities that will need to be measured at fair value through earnings as opposed to being measured through other comprehensive income when this accounting standard is adopted. If Kyocera adopted this accounting standard in the three months and the nine months ended December 31, 2017, the amount of ¥45,077 million and ¥22,219 million of losses due to changes in the fair value of equity securities during the three months and the nine months ended December 31, 2017 would be reported in “other income (expenses)” in the consolidated statements of income.

In February 2016, the FASB issued ASU No. 2016-02, “Leases.” This accounting standard requires a lessee to recognize in the statement of financial position a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. This accounting standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

(19) Reclassifications

Certain reclassifications and format changes have been made to the consolidated statements of income for the three and nine months ended December 31, 2016 and the consolidated statements of cash flows for the nine months ended December 31, 2016 and the corresponding footnotes to conform to the current presentation.

3. BUSINESS COMBINATION

Business combination for the nine months ended December 31, 2017

On August 1, 2017, Kyocera Document Solutions Inc., a domestic subsidiary, signed an agreement to acquire the business of Databank IMX, LLC and acquired all of the common stocks of Databank Acquisition Corporation, its parent company, for ¥6,822 million in cash in order to activate a new business model and expand its business in the U.S. market. Databank IMX, LLC mainly provides solutions services for improving the efficiency of document data management in a company.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was carried out during the three months ended December 31, 2017. As a result, the allocation of fair value to them based on estimated fair value in this business combination as of the acquisition date and goodwill were recognized as described below. Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce.

Acquisition-related costs of ¥52 million were included in selling, general and administrative expenses in the consolidated statement of income for the nine months ended December 31, 2017. The result of operation of the acquired business was included into Kyocera’s quarterly consolidated financial statements since the acquisition date. For segment reporting, it is reported in Document Solutions Group.

August 1, 2017
(Yen in millions)
Cash and cash equivalents	¥478
Trade receivables	1,215
Inventories	790
Others	512

Total current assets	2,995

Property, plant and equipment	425
Intangible assets	4,120

Total non-current assets	4,545

Total assets	7,540

Short-term borrowings	3,224
Trade notes and accounts payable	730
Others	2,019

Total current liabilities	5,973

Non-current liabilities	470

Total liabilities	6,443

Total identified assets and liabilities	1,097

Purchase price (Cash)	6,822

Goodwill*	¥5,725

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

August 1, 2017
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥2,940
Trademarks	693
Others	487

Total	¥4,120

The weighted average amortization periods for both customer relationships and trademarks are 15 years.

The pro forma results are not presented as the revenue and earnings were not material.

On August 7, 2017, Kyocera acquired all of the common stocks of Senco Holdings, Inc., a U.S. based company, which provides the product of the pneumatic tool for ¥28,855 million in cash in order to expand the pneumatic power tool related products globally in Kyocera’s cutting tool business, and made it consolidated subsidiary and changed its name as Kyocera Senco Industrial Tools, Inc.

Kyocera will use the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations,” but the allocation of fair value to the acquired assets and assumed liabilities in this business combination has not yet completed as of December 31, 2017. Further information related to the accounting will be disclosed upon completion of this allocation.

Acquisition-related costs of ¥636 million were included in selling, general and administrative expenses in the consolidated statement of income for the nine months ended December 31, 2017. The result of operation of the acquired business was included into Kyocera’s quarterly consolidated financial statements since the acquisition date. For segment reporting, it is reported in Industrial & Automotive Components Group.

On October 2, 2017, AVX Corporation, a U.S. based subsidiary, acquired Transportation, Sensing & Control Division and all of the common stocks of the related subsidiaries from TT Electronics, PLC, a United Kingdom based manufacturer of electronics components, for ¥18,652 million ($165 million) in cash in order to enhance AVX Corporation’s position in the automotive business and provides further opportunities for expansion and growth.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” In accordance with the purchase method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce.

As of December 31, 2017, the allocation of the purchase price was prepared based on estimates of fair values, as shown in the following table. The purchase price allocation of assets and liabilities is preliminary and subject to change as Kyocera awaits the completion of the fair value appraisal of certain personal and real tangible assets as well as certain intangible assets.

The result of operation of the acquired business was included into Kyocera’s quarterly consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Electronic Devices Group.

October 2, 2017
(Yen in millions)
Cash and cash equivalents	¥1,704
Trade receivables	5,687
Inventories	4,369
Others	1,588

Total current assets	13,348

Property, plant and equipment	9,457
Intangible assets	2,049

Total non-current assets	11,506

Total assets	24,854

Trade notes and accounts payable	5,373
Others	1,012

Total current liabilities	6,385

Non-current liabilities	1,692

Total liabilities	8,077

Total identified assets and liabilities	16,777

Purchase price (Cash)	18,652

Goodwill*	¥1,875

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

October 2, 2017
(Yen in millions)
Intangible assets subject to amortization:
Non-patent technology	¥1,173
Customer relationships	698
Other	178

Total	¥2,049

The weighted average amortization periods for non-paten technology and customer relationships are 11 years and six years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

Kyocera performed several business combinations other than the above in the nine months ended December 31, 2017. These business combinations did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

Business combinations for the nine months ended December 31, 2016

On May 2, 2016, Kyocera acquired 100% of the common stock of SGS Tool Company which is the U.S. based solid tool manufacturing and sales company for ¥9,046 million in cash in order to strengthen Kyocera’s cutting tool business in North America, and made it consolidated subsidiary and changed its name as Kyocera SGS Precision Tools, Inc.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was completed during the three months ended March 31, 2017. As a result, the allocation of fair value to them based on estimated fair value in this business combination as of the acquisition date and goodwill were recognized as described below.

Acquisition-related costs of ¥282 million were included in selling, general and administrative expenses in the consolidated statement of income for the nine months ended December 31, 2016. The result of operation of the acquired business was included into Kyocera’s quarterly consolidated financial statements since the acquisition date. For segment reporting, it is reported in Industrial & Automotive Components Group.

May 2, 2016
(Yen in millions)
Cash and cash equivalents	¥501
Trade receivables	940
Inventories	1,330
Others	145

Total current assets	2,916

Property, plant and equipment	3,514
Intangible assets	1,432
Others	1

Total non-current assets	4,947

Total assets	7,863

Trade notes and accounts payable	172
Others	779

Total current liabilities	951

Non-current liabilities	1,111

Total liabilities	2,062

Total identified assets and liabilities	5,801

Purchase price (Cash)	9,046

Goodwill*	¥3,245

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

May 2, 2016
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥1,160
Trademarks	213
Others	59

Total	¥1,432

The weighted average amortization periods for customer relationships and trademarks are 15 years and two years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

On December 6, 2016, Kyocera Document Solutions Inc. acquired the common stock of Annodata Limited and Annodata Communication Systems Limited, and made them consolidated subsidiaries to advance into comprehensive service business which integrates document solutions and information technology services. Kyocera Document Solutions Inc. paid ¥6,062 million of cash to their stockholder and ¥3,561 million to an escrow account on the promise that it acquired 90% of the common stock of them on December 6, 2016 and would acquire the remaining 10% in the future. On August 31, 2017, Kyocera Document Solutions Inc. acquired the remaining 10% of the common stock.

The acquisition price of their common stock was ¥10,743 million, which consisted of ¥9,623 million of the above payments in total and ¥1,120 million of the fair value of the future performance-linked payment (contingent consideration) as of acquisition date. The maximum amount of the contingent consideration was ¥1,471 million.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was completed during the three months ended March 31, 2017. As a result, the allocation of fair value to them based on estimated fair value in this business combination as of the acquisition date and goodwill were recognized as described below.

Acquisition-related costs were ¥55 million. The cost of ¥30 million was included in selling, general and administrative expenses in the consolidated statement of income for the three months ended December 31, 2016 and the cost of ¥25 million was included in selling, general and administrative expenses in the consolidated statement of income for the three months ended March 31, 2017.

Kyocera’s ratio of voting rights has been 100% since December 6, 2016 and the result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the date. For segment reporting, it is reported in the Document Solutions Group.

December 6, 2016
(Yen in millions)
Cash and cash equivalents	¥829
Trade receivables	2,147
Inventories	1,219
Others	556

Total current assets	4,751

Property, plant and equipment	51
Intangible assets	4,944

Total non-current assets	4,995

Total assets	9,746

Short-term borrowings	39
Trade notes and accounts payable	1,869
Accrued expense	775
Others	1,301

Total current liabilities	3,984

Non-current liabilities	1,042

Total liabilities	5,026

Total identified assets and liabilities	4,720

Purchase price	10,743

Goodwill*	¥6,023

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

December 6, 2016
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥3,529
Trademarks	1,163
Others	252

Total	¥4,944

The weighted average amortization periods for customer relationships, trademarks and others are 20 years, 10 years and three years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

4. DEBT SECURITIES, EQUITY SECURITIES AND OTHER INVESTMENTS

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2017 and December 31, 2017, included in short-term investments in debt securities and in long-term investments in debt and equity securities in the consolidated balance sheets, are summarized as follows:

	March 31, 2017				December 31, 2017
	Cost*1	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*1	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities*2	¥267,526	¥1,048,127	¥780,644	¥43	¥267,415	¥1,025,810	¥758,438	¥43

Total equity securities	267,526	1,048,127	780,644	43	267,415	1,025,810	758,438	43

Total available-for-sale securities	267,526	1,048,127	780,644	43	267,415	1,025,810	758,438	43

Held-to-maturity securities:
Corporate bonds	167,329	167,135	172	366	123,291	124,098	879	72
Government bonds and public bonds	3	3	—	—	2	2	—	—
Commercial paper	—	—	—	—	1,130	1,134	4	—

Total held-to-maturity securities	167,332	167,138	172	366	124,423	125,234	883	72

Total	¥434,858	¥1,215,265	¥780,816	¥409	¥391,838	¥1,151,044	¥759,321	¥115

*1	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

*2	Marketable equity securities mainly consist of the shares of KDDI Corporation, which is a telecommunications carrier in Japan. At December 31, 2017, Kyocera Corporation’s equity interest in KDDI Corporation was 12.95%. Cost, aggregate fair value and gross unrealized gain of the shares of KDDI Corporation held by Kyocera are as follows:

	March 31, 2017				December 31, 2017
	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss
	(Yen in millions)
Shares of KDDI Corporation	¥242,868	¥979,151	¥736,283	¥—	¥242,868	¥939,777	¥696,909	¥—

Kyocera received dividends from KDDI Corporation, and included them in interest and dividend income in the consolidated statements of income, are summarized as follows:

	Nine months ended December 31,
	2016	2017
	(Yen in millions)
Dividends from KDDI Corporation	¥25,132	¥30,159

	Three months ended December 31,
	2016	2017
	(Yen in millions)
Dividends from KDDI Corporation	¥13,404	¥15,079

Short-term investments in debt securities and long-term investments in debt and equity securities at March 31, 2017 and December 31, 2017 are as follows:

	March 31, 2017			December 31, 2017
	Available- for-Sale	Held-to- Maturity	Total	Available- for-Sale	Held-to- Maturity	Total
	(Yen in millions)
Short-term investment in debt securities	¥—	¥84,703	¥84,703	¥—	¥55,530	¥55,530
Long-term investment in debt and equity securities	1,048,127	82,629	1,130,756	1,025,810	68,893	1,094,703

Total	¥1,048,127	¥167,332	¥1,215,459	¥1,025,810	¥124,423	¥1,150,233

(2) Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and an unconsolidated subsidiary. Carrying amounts of these investments at March 31, 2017 and December 31, 2017, included in other short-term investments and in other long-term investments in the consolidated balance sheets, are summarized as follows:

	March 31, 2017	December 31, 2017
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥213,143	¥235,446
Non-marketable equity securities	15,865	20,616
Long-term loans	43	27
Investments in affiliates and an unconsolidated subsidiary	5,863	5,301

Total	¥234,914	¥261,390

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and liabilities measured at fair value on a recurring basis

	March 31, 2017				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Foreign currency forward contracts	¥—	¥2,470	¥—	¥2,470	¥—	¥138	¥—	¥138

Total derivatives	—	2,470	—	2,470	—	138	—	138

Total current assets	—	2,470	—	2,470	—	138	—	138

Non-Current Assets:
Marketable equity securities	1,048,127	—	—	1,048,127	1,025,810	—	—	1,025,810

Total equity securities	1,048,127	—	—	1,048,127	1,025,810	—	—	1,025,810

Total non-current assets	1,048,127	—	—	1,048,127	1,025,810	—	—	1,025,810

Total assets	¥1,048,127	¥2,470	¥—	¥1,050,597	¥1,025,810	¥138	¥—	¥1,025,948

Current Liabilities:
Foreign currency forward contracts	¥—	¥4,770	¥—	¥4,770	¥—	¥7,000	¥—	¥7,000

Total derivatives	—	4,770	—	4,770	—	7,000	—	7,000

Total current liabilities	¥—	¥4,770	¥—	¥4,770	¥—	¥7,000	¥—	¥7,000

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the nine months ended December 31, 2017.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 7 to the Quarterly Consolidated Financial Statements.

(2) Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31, 2017		December 31, 2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt securities	¥84,703	¥84,713	¥55,530	¥55,551
Long-term investments in debt and equity securities	1,130,756	1,130,552	1,094,703	1,095,493
Other long-term investments (excluding investments in affiliates and an unconsolidated subsidiary)	16,383	16,383	21,191	21,191

Total	¥1,231,842	¥1,231,648	¥1,171,424	¥1,172,235

Liabilities (b):
Long-term debt (including due within one year)	¥24,644	¥24,644	¥26,962	¥26,962

Total	¥24,644	¥24,644	¥26,962	¥26,962

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2017 and December 31, 2017 were ¥15,852 million and ¥20,586 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 2.

(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivables, trade accounts receivables, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

6. INVENTORIES

Inventories at March 31, 2017 and December 31, 2017 are as follows:

	March 31, 2017	December 31, 2017
	(Yen in millions)
Finished goods	¥142,615	¥173,703
Work in process	66,956	78,041
Raw materials and supplies	121,584	156,244

Total	¥331,155	¥407,988

7. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s net sales are generated from overseas customers, which expose Kyocera to foreign currency exchange rate fluctuations. These financial exposures to market risks are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rate changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

By using derivative financial instruments to hedge exposures to changes in exchange rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Kyocera’s affiliate accounted for by the equity method uses interest rate swaps to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility. The affiliate also reduces credit risks by entering into transactions with certain creditworthy counterparty and limiting the amount of exposure to the counterparty.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera’s affiliate accounted for by the equity method uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rate debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ transaction currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2017 and December 31, 2017 are as follows:

		March 31, 2017	December 31, 2017
		(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts		¥13,701	¥8,948

Derivatives not designated as hedging instruments:
Foreign currency forward contracts		315,523	387,104

Total derivatives		¥329,224	¥396,052

The fair value and location of derivative financial instruments in the consolidated balance sheets at March 31, 2017 and December 31, 2017 are as follows:
	Location	March 31, 2017	December 31, 2017
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥129	¥10

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	2,341	128

Total derivative assets		¥2,470	¥138

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥77	¥95

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	4,693	6,905

Total derivative liabilities		¥4,770	¥7,000

Changes in the fair value of derivative financial instruments not designated as hedging instruments for the nine months ended December 31, 2016 and 2017 are as follows:
		Nine months ended December 31,
Type of derivatives	Location	2016	2017
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains (losses), net	¥(19,331)	¥(4,425)

Changes in the fair value of derivative financial instruments not designated as hedging instruments for the three months ended December 31, 2016 and 2017 are as follows:
		Three months ended December 31,
Type of derivatives	Location	2016	2017
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains (losses), net	¥(22,120)	¥167

Realized gains (losses) on derivative financial instruments designated as hedging instruments are not presented because the amounts were not material.

8. BENEFIT PLANS

Domestic:

Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the nine months ended December 31, 2016 and 2017 include the following components and were recorded in cost of sales, and selling, general and administrative expenses in the consolidated statements of income.

	Nine months ended December 31,
	2016	2017
	(Yen in millions)
Service cost	¥10,237	¥9,811
Interest cost	139	287
Expected return on plan assets	(2,998)	(3,125)
Amortization of prior service cost	(3,274)	(3,259)
Recognized actuarial loss	1,852	1,488

Net periodic pension costs	¥5,956	¥5,202

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the three months ended December 31, 2016 and 2017 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended December 31,
	2016	2017
	(Yen in millions)
Service cost	¥3,412	¥3,270
Interest cost	46	96
Expected return on plan assets	(999)	(1,042)
Amortization of prior service cost	(1,091)	(1,086)
Recognized actuarial loss	617	496

Net periodic pension costs	¥1,985	¥1,734

Foreign:

Kyocera’s foreign consolidated subsidiaries, such as Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries, and TA Triumph-Adler GmbH, maintain non-contributory defined benefit pension plans in the U.S., Germany and other countries.

Net periodic pension costs at these foreign subsidiaries for the nine months ended December 31, 2016 and 2017 include the following components and were recorded in cost of sales, and selling, general and administrative expenses in the consolidated statements of income.

	Nine months ended December 31,
	2016	2017
	(Yen in millions)
Service cost	¥519	¥537
Interest cost	1,172	1,205
Expected return on plan assets	(1,283)	(1,414)
Amortization of prior service cost	14	15
Recognized actuarial loss	812	711

Net periodic pension costs	¥1,234	¥1,054

Net periodic pension costs at these foreign subsidiaries for the three months ended December 31, 2016 and 2017 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended December 31,
	2016	2017
	(Yen in millions)
Service cost	¥176	¥182
Interest cost	390	410
Expected return on plan assets	(428)	(480)
Amortization of prior service cost	5	5
Recognized actuarial loss	273	242

Net periodic pension costs	¥416	¥359

9. INCOME TAXES

The effective tax rates for the nine and three months ended December 31, 2017 increased to 36.76% and 52.98% respectively, compared with 24.55% and 27.79% for the nine and three months ended December 31, 2016.

This was due mainly to tax expenses of ¥13,591 million recorded during the three months ended December 31, 2017 in Kyocera’s U.S. subsidiaries such as AVX Corporation, primarily resulting from the Tax Cuts and Jobs Act (the “Act”) which was enacted into law in the U.S. on December 22, 2017.

The tax expenses mainly consisted of approximately ¥10,078 million of the tax expenses related to a one-time tax on accumulated foreign earnings of AVX Corporation as well as the tax expenses resulted from a change in the valuation of deferred tax assets and liabilities at Kyocera’s U.S. subsidiaries such as AVX Corporation, caused by a reduction of the statutory U.S. corporation income tax rate from 35% to 21%.

Based on the current interpretation of the Act, AVX Corporation made reasonable estimates to record provisional adjustments during the three months ended December 31, 2017. AVX Corporation’s estimate is subject to change as it accumulates, refines and assesses the information and data to finalize the underlying calculations. AVX Corporation will continue to assess all of the relevant aspects of the Act, including expected guidance under the Act, among other things that might impact its income tax provision.

10. COMMITMENTS AND CONTINGENCIES

(1) Assets pledged as collateral

Kyocera’s investment in Kagoshima Mega Solar Power Corporation is pledged as collateral for loans of ¥17,458 million from financial institutions of Kagoshima Mega Solar Power Corporation. Kyocera’s investment in Kagoshima Mega Solar Power Corporation, included in other long-term investments in the consolidated balance sheets, was ¥1,932 million at December 31, 2017 accounted for by the equity method.

(2) Contractual obligations for the acquisition or construction of property, plant and equipment and lease contracts

As of December 31, 2017, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥29,673 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. The future minimum lease commitments under non-cancelable leases as of December 31, 2017 are as follows:

December 31, 2017
(Yen in millions)
Due within 1 year	¥5,664
Due after 1 year but within 2 years	5,298
Due after 2 years but within 3 years	3,301
Due after 3 years but within 4 years	2,004
Due after 4 years but within 5 years	1,361
Thereafter	1,821

Total	¥19,449

(3) Long-term purchase agreements for the supply of raw materials

Between 2005 and 2008, Kyocera entered into four long-term purchase agreements (the “LTAs”), principally governed by Michigan law, with Hemlock Semiconductor Operations LLC and its subsidiary Hemlock Semiconductor, LLC (collectively, “Hemlock”) for the supply of polysilicon material for use in its solar energy business. As of December 31, 2017, there was a remaining balance of ¥119,503 million of polysilicon material to be purchased under the LTAs by December 31, 2020, of which ¥33,532 million is prepaid.

After the LTAs were signed, the price of polysilicon material in the world market significantly declined, causing a significant divergence between the market price of polysilicon material and the fixed contract price in the LTAs. In light of these circumstances, Kyocera requested Hemlock to modify the contract terms including its price and quantity, and Kyocera sued Hemlock contending that the LTAs are illegal and unenforceable because of Hemlock’s alleged abuse of a superior position, which is prohibited under Japanese Antitrust Law.

Taking into consideration these condition, Kyocera withheld to order the polysilicon material for the amount stated under the LTAs during the year ended December 31, 2017 (“the 2017 amount”), which is ¥31,998 million in total. As a result, Hemlock issued an invoice for the amount equal to the difference between the 2017 amount and applicable advanced payment, which was due for payment by Kyocera on February 15, 2018.

As Kyocera contends that it secures the right to purchase by ordering the 2017 amount within a certain period from the issuance of the invoice, Kyocera has accounted for its rights and obligations under the LTAs, and has recorded ¥31,998 million as other current asset for the 2017 amount and ¥23,324 million as other account payable for the amount equal to the difference between the 2017 amount and applicable advanced payment in the consolidated balance sheet as of December 31, 2017.

In addition, Kyocera considered the obligation to purchase polysilicon material through 2020 in its analysis based on lower of cost and net realizable value approach taking into consideration the anticipated selling price of the applicable solar products and concluded no loss was incurred as of December 31, 2017.

(4) Patent lawsuits

On April 25, 2013, AVX was named as a defendant in a patent infringement case filed in the United States District Court for the District of Delaware captioned Greatbatch, Inc. v AVX Corporation. This case alleged that certain AVX products infringe on one or more of six Greatbatch patents. On January 26, 2016, the jury returned a verdict in favor of the plaintiff in the first phase of a segmented trial and a mixed verdict in the second phase of a segmental trial, and found damages to Greatbatch in the amount of ¥4,238 million ($37.5 million). The results of the third trial have not yet been issued by the District Judge. AVX is continuing to litigate the rest of the case. As of December 31, 2017, AVX and Kyocera have the above mentioned amount for this case in other accrued liabilities in the consolidated balance sheets.

(5) Environmental matters

Kyocera is involved in various environmental matters and Kyocera currently has certain amount of reserves related to such environmental matters. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. The uncertainties about the status of laws, regulations, regulatory actions, technology and information related to individual matters make it difficult to develop an estimate of the reasonably possible aggregate environmental remediation exposure; therefore these costs could differ from our current estimates.

Kyocera is also subject to various lawsuits and claims which arise in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a significant impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

11. EQUITY

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are declared.

Based on the resolution at the Ordinary General Shareholders’ Meeting held on June 27, 2017, Kyocera Corporation declared year-end cash dividends totaling ¥22,063 million, ¥60 per share of common stock effective June 28, 2017 to shareholders of record on March 31, 2017.

Based on the resolution for the payment of interim dividends at the meeting of the Board of Directors held on October 30, 2017, Kyocera Corporation declared cash dividends totaling ¥22,063 million, ¥60 per share of common stock effective December 5, 2017 to shareholders of record on September 30, 2017.

Changes in Kyocera Corporation’s shareholders’ equity, noncontrolling interests and total equity for the nine months ended December 31, 2016 and 2017 are as follows:

	Nine months ended December 31, 2016
	Kyocera Corporation’s Shareholders’ Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at beginning of period	¥2,284,264	¥89,498	¥2,373,762
Comprehensive income
Net income	70,852	3,619	74,471
Other comprehensive income—net of taxes
Net unrealized losses on securities	(9,471)	(58)	(9,529)
Net unrealized losses on derivative financial instruments	(146)	(61)	(207)
Pension liability adjustment	(535)	(62)	(597)
Foreign currency translation adjustments	1,743	913	2,656

Total other comprehensive income	(8,409)	732	(7,677)

Total comprehensive income	62,443	4,351	66,794

Cash dividends paid to Kyocera Corporation’s shareholders	(36,729)	—	(36,729)
Cash dividends paid to noncontrolling interests	—	(2,186)	(2,186)
Equity transactions with noncontrolling interests and others	5,083	(6,166)	(1,083)

Balance at end of period	¥2,315,061	¥85,497	¥2,400,558

	Nine months ended December 31, 2017
	Kyocera Corporation’s Shareholders’ Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at beginning of period	¥2,334,219	¥84,690	¥2,418,909
Comprehensive income
Net income	90,267	1,341	91,608
Other comprehensive income—net of taxes
Net unrealized losses on securities	(15,545)	(2)	(15,547)
Net unrealized losses on derivative financial instruments	(23)	(29)	(52)
Pension liability adjustment	(1,800)	(167)	(1,967)
Foreign currency translation adjustments	23,244	2,401	25,645

Total other comprehensive income	5,876	2,203	8,079

Total comprehensive income	96,143	3,544	99,687

Cash dividends paid to Kyocera Corporation’s shareholders	(44,125)	—	(44,125)
Cash dividends paid to noncontrolling interests	—	(2,648)	(2,648)
Equity transactions with noncontrolling interests and others	(234)	492	258

Balance at end of period	¥2,386,003	¥86,078	¥2,472,081

12. ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income for the nine months ended December 31, 2016 and 2017 are as follows:

	Nine months ended December 31, 2016
	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Liability Adjustment	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at beginning of period	¥517,190	¥(488)	¥(42,648)	¥(4,251)	¥469,803
Other comprehensive income
Other comprehensive income before reclassifications	(9,439)	(160)	(225)	1,955	(7,869)
Amounts reclassified from accumulated other comprehensive income	(32)	14	(310)	(212)	(540)

Other comprehensive income	(9,471)	(146)	(535)	1,743	(8,409)

Equity transactions with noncontrolling interests	(1)	0	5	(76)	(72)

Balance at end of period	¥507,718	¥(634)	¥(43,178)	¥(2,584)	¥461,322

	Nine months ended December 31, 2017
	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Liability Adjustment	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at beginning of period	¥499,650	¥(449)	¥(35,362)	¥(16,360)	¥447,479
Other comprehensive income
Other comprehensive income before reclassifications	(15,298)	(38)	(1,200)	21,059	4,523
Amounts reclassified from accumulated other comprehensive income	(247)	15	(600)	2,185	1,353

Other comprehensive income	(15,545)	(23)	(1,800)	23,244	5,876

Equity transactions with noncontrolling interests	—	0	9	17	26

Balance at end of period	¥484,105	¥(472)	¥(37,153)	¥6,901	¥453,381

Tax effect allocated to each components of other comprehensive income for the nine months ended December 31, 2016 and 2017 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the nine months ended December 31, 2016:
Net unrealized losses on securities	¥(13,477)	¥3,948	¥(9,529)
Net unrealized losses on derivative financial instruments	(253)	46	(207)
Pension liability adjustment	(956)	359	(597)
Foreign currency translation adjustments	2,656	—	2,656

Other comprehensive income	¥(12,030)	¥4,353	¥(7,677)

For the nine months ended December 31, 2017:
Net unrealized losses on securities	¥(22,422)	¥6,875	¥(15,547)
Net unrealized losses on derivative financial instruments	(59)	7	(52)
Pension liability adjustment	(2,467)	500	(1,967)
Foreign currency translation adjustments	26,627	(982)	25,645

Other comprehensive income	¥1,679	¥6,400	¥8,079

Tax effect allocated to each components of other comprehensive income for the three months ended December 31, 2016 and 2017 are as follows:
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the three months ended December 31, 2016:
Net unrealized losses on securities	¥(41,692)	¥12,503	¥(29,189)
Net unrealized losses on derivative financial instruments	(278)	43	(235)
Pension liability adjustment	(2,110)	118	(1,992)
Foreign currency translation adjustments	65,732	—	65,732

Other comprehensive income	¥21,652	¥12,664	¥34,316

For the three months ended December 31, 2017:
Net unrealized losses on securities	¥(45,077)	¥13,524	¥(31,553)
Net unrealized losses on derivative financial instruments	(80)	20	(60)
Pension liability adjustment	(1,029)	180	(849)
Foreign currency translation adjustments	5,557	21	5,578

Other comprehensive income	¥(40,629)	¥13,745	¥(26,884)

13. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information for the nine months ended December 31, 2016 and 2017 is as follows:

	Nine months ended December 31,
	2016	2017
	(Yen in millions)
Research and development expenses	¥41,871	¥42,350
Advertising expenses	3,587	3,273
Shipping and handling cost included in selling, general and administrative expenses	16,539	18,572

Supplemental expense information for the three months ended December 31, 2016 and 2017 is as follows:

	Three months ended December 31,
	2016	2017
	(Yen in millions)
Research and development expenses	¥12,920	¥14,900
Advertising expenses	1,169	1,011
Shipping and handling cost included in selling, general and administrative expenses	5,982	6,562

14. SEGMENT REPORTING

In order to focus on the direction of the growth strategy, starting from year ending March 31, 2018, Kyocera has changed the classification of its reporting segments which have been “Fine Ceramic Parts Group,” “Semiconductor Parts Group,” “Applied Ceramic Products Group,” “Electronic Device Group,” “Telecommunications Equipment Group” and “Information Equipment Group” to “Industrial & Automotive Components Group,” “Semiconductor Components Group,” “Electronic Devices Group,” “Communications Group,” “Document Solutions Group” and “Life & Environment Group.”

The principal businesses of each reporting segment are as follows.

Reporting segment	Principal business
Industrial & Automotive Components Group	Fine Ceramic Components, Automotive Components, Liquid Crystal Displays, Cutting Tools etc.

Semiconductor Components Group	Ceramic Packages, Organic Multilayer Substrates and Boards etc.

Electronic Devices Group	Electronic Components, Power Semiconductor Products, Printing Devices etc.

Communications Group	Mobile Phones, M2M Modules, Information Systems and Telecommunication Services etc.

Document Solutions Group	Printers, Multifunctional Products, Document Solutions, Supplies etc.

Life & Environment Group	Solar Power Generating System related Products, Medical Devices, Jewelry and Ceramic Knives etc.

Due to this change, results for the three months and nine months ended December 31, 2016 have been reclassified to conform to the current presentation.

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary, income taxes and net income attributable to noncontrolling interests.

Information by reporting segments for the nine months ended December 31, 2016 and 2017 is summarized as follows:

Reporting Segments

	Nine months ended December 31,
	2016	2017
	(Yen in millions)
Net sales:
Industrial & Automotive Components Group	¥165,181	¥205,456
Semiconductor Components Group	181,309	196,226
Electronic Devices Group	176,858	223,451
Communications Group	172,213	181,321
Document Solutions Group	227,750	266,902
Life & Environment Group	104,312	79,747
Others	16,696	14,068
Adjustments and eliminations	(29,691)	(22,155)

Net sales	¥1,014,628	¥1,145,016

Income before income taxes:
Industrial & Automotive Components Group	¥13,499	¥24,099
Semiconductor Components Group	19,109	27,277
Electronic Devices Group	22,501	36,419
Communications Group	(290)	2,291
Document Solutions Group	20,041	29,411
Life & Environment Group	(545)	(2,270)
Others	(1,522)	1,094

Total operating profit	72,793	118,321
Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary	26,995	27,817
Adjustments and eliminations	(1,082)	(1,274)

Income before income taxes	¥98,706	¥144,864

Depreciation and amortization:
Industrial & Automotive Components Group	¥9,001	¥10,425
Semiconductor Components Group	11,985	12,438
Electronic Devices Group	12,013	13,836
Communications Group	4,933	4,708
Document Solutions Group	10,635	9,618
Life & Environment Group	4,650	4,472
Others	1,126	956
Corporate	1,345	1,910

Total	¥55,688	¥58,363

Capital expenditures:
Industrial & Automotive Components Group	¥8,929	¥13,707
Semiconductor Components Group	13,737	10,839
Electronic Devices Group	14,139	17,955
Communications Group	1,242	3,757
Document Solutions Group	4,854	4,659
Life & Environment Group	3,934	3,929
Others	687	754
Corporate	2,116	3,454

Total	¥49,638	¥59,054

Information by reporting segments for the three months ended December 31, 2016 and 2017 is summarized as follows:

Reporting Segments

	Three months ended December 31,
	2016	2017
	(Yen in millions)
Net sales:
Industrial & Automotive Components Group	¥57,432	¥74,446
Semiconductor Components Group	63,993	69,345
Electronic Devices Group	62,693	86,198
Communications Group	58,154	57,384
Document Solutions Group	80,315	94,882
Life & Environment Group	42,482	26,934
Others	5,961	4,749
Adjustments and eliminations	(9,645)	(7,267)

Net sales	¥361,385	¥406,671

Income before income taxes:
Industrial & Automotive Components Group	¥7,104	¥9,347
Semiconductor Components Group	9,345	9,340
Electronic Devices Group	9,472	14,539
Communications Group	4,540	61
Document Solutions Group	7,174	9,321
Life & Environment Group	195	(1,897)
Others	(108)	664

Total operating profit	37,722	41,375
Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary	12,711	16,235
Adjustments and eliminations	(305)	(586)

Income before income taxes	¥50,128	¥57,024

Depreciation and amortization:
Industrial & Automotive Components Group	¥3,311	¥3,987
Semiconductor Components Group	4,528	4,531
Electronic Devices Group	4,498	5,618
Communications Group	1,588	1,562
Document Solutions Group	3,684	3,375
Life & Environment Group	1,690	1,565
Others	403	329
Corporate	474	661

Total	¥20,176	¥21,628

Capital expenditures:
Industrial & Automotive Components Group	¥2,744	¥4,993
Semiconductor Components Group	3,153	5,337
Electronic Devices Group	4,270	6,243
Communications Group	452	1,282
Document Solutions Group	1,445	2,619
Life & Environment Group	1,097	1,754
Others	145	375
Corporate	290	1,627

Total	¥13,596	¥24,230

Geographic segments (Net sales by region)

	Nine months ended December 31,
	2016	2017
	(Yen in millions)
Net sales:
Japan	¥417,735	¥444,091
Asia	223,516	273,860
Europe	163,275	218,340
United States of America	169,137	163,967
Others	40,965	44,758

Net sales	¥1,014,628	¥1,145,016

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

	Three months ended December 31,
	2016	2017
	(Yen in millions)
Net sales:
Japan	¥148,841	¥150,567
Asia	81,978	100,166
Europe	56,937	83,019
United States of America	59,240	56,594
Others	14,389	16,325

Net sales	¥361,385	¥406,671

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Nine months ended December 31,
	2016	2017
	(Yen in millions)
Net sales:
Japan	¥437,795	¥477,216
Intra-group sales and transfer between geographic areas	350,308	387,326

	788,103	864,542

Asia	182,697	213,756
Intra-group sales and transfer between geographic areas	201,979	220,864

	384,676	434,620

Europe	172,512	231,496
Intra-group sales and transfer between geographic areas	15,137	21,280

	187,649	252,776

United States of America	201,047	198,677
Intra-group sales and transfer between geographic areas	40,101	44,146

	241,148	242,823

Others	20,577	23,871
Intra-group sales and transfer between geographic areas	17,940	21,231

	38,517	45,102

Adjustments and eliminations	(625,465)	(694,847)

Net sales	¥1,014,628	¥1,145,016

Income before income taxes:
Japan	¥39,944	¥70,656
Asia	19,077	24,194
Europe	7,746	12,131
United States of America	11,004	14,407
Others	(705)	(57)

	77,066	121,331
Corporate gains and Equity in earnings (losses) of affiliates and an unconsolidated subsidiary	26,995	27,817
Adjustments and eliminations	(5,355)	(4,284)

Income before income taxes	¥98,706	¥144,864

	Three months ended December 31,
	2016	2017
	(Yen in millions)
Net sales:
Japan	¥155,921	¥164,964
Intra-group sales and transfer between geographic areas	128,328	136,121

	284,249	301,085

Asia	67,117	76,611
Intra-group sales and transfer between geographic areas	78,304	74,992

	145,421	151,603

Europe	61,099	88,619
Intra-group sales and transfer between geographic areas	5,412	8,515

	66,511	97,134

United States of America	70,220	68,307
Intra-group sales and transfer between geographic areas	14,591	14,902

	84,811	83,209

Others	7,028	8,170
Intra-group sales and transfer between geographic areas	5,944	7,300

	12,972	15,470

Adjustments and eliminations	(232,579)	(241,830)

Net sales	¥361,385	¥406,671

Income before income taxes:
Japan	¥25,827	¥25,596
Asia	9,317	8,885
Europe	2,804	4,566
United States of America	4,708	4,281
Others	(302)	(152)

	42,354	43,176
Corporate gains and Equity in earnings (losses) of affiliates and an unconsolidated subsidiary	12,711	16,235
Adjustments and eliminations	(4,937)	(2,387)

Income before income taxes	¥50,128	¥57,024

15. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Nine months ended December 31,
	2016	2017
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to Kyocera Corporation’s shareholders	¥70,852	¥90,267
Basic earnings per share:
Net income attributable to Kyocera Corporation’s shareholders	192.88	245.49
Diluted earnings per share:
Net income attributable to Kyocera Corporation’s shareholders	192.88	245.49

Basic weighted average number of shares outstanding	367,334	367,710
Diluted weighted average number of shares outstanding	367,334	367,710

	Three months ended December 31,
	2016	2017
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to Kyocera Corporation’s shareholders	¥34,699	¥28,880
Basic earnings per share:
Net income attributable to Kyocera Corporation’s shareholders	94.36	78.54
Diluted earnings per share:
Net income attributable to Kyocera Corporation’s shareholders	94.36	78.54

Basic weighted average number of shares outstanding	367,715	367,708
Diluted weighted average number of shares outstanding	367,715	367,708

16. SUBSEQUENT EVENTS

On October 31, 2017, Kyocera Corporation entered into a stock purchase agreement to acquire 80% of the common stocks of the company established from the company split of Ryobi Limited, which would succeed its power tool business. On January 10, 2018, Kyocera acquired 80% of the common stocks of this new company for ¥10,518 million in cash under the stock purchase agreement, and made it consolidated subsidiary and named it Kyocera Industrial Tools Corporation. Kyocera entered the power tool market through this acquisition and aims to further expand in its industrial tools business, which is included in the Industrial & Automotive Components Group.

On January 31, 2018, AVX Corporation, a U.S. based subsidiary, acquired Ethertronics Inc., a U.S. based manufacturer of passive active antenna systems, for ¥15,067 million ($138.5 million) in cash, subject to customary post-closing adjustments based on the actual net debt and actual working capital. The acquisition of Ethertronics Inc. expands the further opportunities of AVX Corporation, included in the Electronic Devices Group, for its growth in the field of wireless technology.

Reference Information (Unaudited)

1. Production (Sales price)

	Nine months ended December 31,				Increase (Decrease)
	2016		2017
	Amount	% to the total	Amount	% to the total	%
	(Yen in millions)
Industrial & Automotive Components Group	¥166,908	16.1	¥215,139	17.9	28.9
Semiconductor Components Group	183,664	17.7	200,553	16.6	9.2
Electronic Devices Group	172,647	16.7	228,361	19.0	32.3

Total Components Business	523,219	50.5	644,053	53.5	23.1
Communications Group	164,113	15.9	181,074	15.1	10.3
Document Solutions Group	238,969	23.1	286,530	23.8	19.9
Life & Environment Group	105,971	10.2	87,839	7.3	(17.1)

Total Equipment & Systems Business	509,053	49.2	555,443	46.2	9.1
Others	3,429	0.3	3,921	0.3	14.3

Production	¥1,035,701	100.0	¥1,203,417	100.0	16.2

2. Orders
	Nine months ended December 31,				Increase (Decrease)
	2016		2017
	Amount	% to the total	Amount	% to the total	%
	(Yen in millions)
Industrial & Automotive Components Group	¥168,325	16.2	¥212,726	18.1	26.4
Semiconductor Components Group	182,713	17.5	199,399	17.0	9.1
Electronic Devices Group	184,617	17.7	233,392	19.8	26.4

Total Components Business	535,655	51.4	645,517	54.9	20.5
Communications Group	185,458	17.8	193,585	16.5	4.4
Document Solutions Group	227,936	21.9	267,164	22.7	17.2
Life & Environment Group	106,471	10.2	76,038	6.5	(28.6)

Total Equipment & Systems Business	519,865	49.9	536,787	45.7	3.3
Others	11,202	1.1	10,705	0.9	(4.4)
Adjustments and eliminations	(24,362)	(2.4)	(18,196)	(1.5)	—

Orders	¥1,042,360	100.0	¥1,174,813	100.0	12.7

Note: Kyocera has changed the classification of its reporting segments from the year ending March 31, 2018. Production and orders for the nine months ended December 31, 2016 have been reclassified in line with the change to reporting segment classifications. For detailed information on the new reporting segment classification, please refer to the Note 14 in the Consolidated Financial Statement included in this quarterly report on Form 6-K.